May 11, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jessica Ansart, Esq.
Celeste Murphy, Esq.

Re:	Bright Green Corporation
Registration Statement on Form S-1
File No. 333-263918

Acceleration Request
Requested Date: May 13, 2022
Requested Time: 4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Bright Green Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (Registration No. 333-263918) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Dentons US LLP, by calling Grant Levine at (212) 768-5384.

* * * *

Sincerely,

BRIGHT GREEN CORPORATION

/s/ Edward A. Robinson
Edward A. Robinson

cc:	Saleem Elmasri, Chief Financial Officer, Bright Green Corporation
Eric Berlin, Dentons US LLP
Rob Condon, Dentons US LLP
Grant Levine, Dentons US LLP
Zachary Weiss, Dentons US LLP